UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            eMerge Interactive, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   29088W 10 3
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)
         [x]     Rule 13d-1(c)
         [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 6 Pages

CUSIP No. 29088W 10 3             Schedule 13G                 Page 2 of 6 Pages



--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS                      Allflex Holdings, Inc.
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS  (Entities Only)                    90-0038411

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  [  ]
                                                           (b)  [  ]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------

                   5    SOLE VOTING POWER                              0 (1)

    NUMBER OF      -------------------------------------------------------------

      SHARES       6    SHARED VOTING POWER                            0

   BENEFICIALLY    -------------------------------------------------------------

     OWNED BY      7    SOLE DISPOSITIVE POWER                         0 (1)

       EACH        -------------------------------------------------------------

    REPORTING      8    SHARED DISPOSITIVE POWER                       0

   PERSON WITH     -------------------------------------------------------------


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          0 (1)
--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        [  ]

--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    0
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*
                                    CO
--------------------------------------------------------------------------------

(1) As of close of market on December 31, 2003.

CUSIP No. 29088W 10 3             Schedule 13G                 Page 3 of 6 Pages

This Amendment No. 1 to Schedule 13G relates to a Schedule 13G filed by Allflex Holdings, Inc. on September 29, 2003 with respect to its stockholdings in eMerge Interactive, Inc. Due to sales of stock by Allflex Holdings, Inc., it no longer beneficially owns more than five percent of the Class A Common Stock of eMerge Interactive, Inc. and is filing this Amendment No. 1 to report that fact pursuant to Rule 13d-2(b) of the Securities and Exchange Commission.

Item 1.

         (a)      Name of Issuer:

                  eMerge Interactive, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  10305 102nd Terrace
                  Sebastian, Florida 32958

Item 2.

         (a)      Name of Person Filing:

                  Allflex Holdings, Inc.

         (b)      Address of Principal Business Office or, if none, Residence:

                  P.O. Box 612266
                  D/FW Airport, Texas 75261

         (c)      Citizenship:

                  Delaware

         (d)      Title of Class of Securities:

                  Class A Common Stock, par value $0.008 per share

         (e)      CUSIP Number:

                  29088W 10 3

Item 3.  Not Applicable.

CUSIP No. 29088W 10 3             Schedule 13G                 Page 4 of 6 Pages

Item 4.  Ownership.

         The following information relates to the reporting person's ownership of Class A Common Stock of the Issuer as of the close of the markets on December 31, 2003.

         (a)      Amount Beneficially Owned:

                                    0 (1)

         (b)      Percent of Class:

                                    0

         (c)      Number of shares as to which the person has:

                  (i)      sole power to vote or to direct the vote:

                                            0 (1)

                  (ii)     shared power to vote or to direct the vote:

                                            0

                  (iii) sole power to dispose or to direct the disposition of:

                                            0 (1)

                  (iv) shared power to dispose or to direct the disposition of:

                                            0

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].



(1) As of close of market on December 31, 2003.

CUSIP No. 29088W 10 3             Schedule 13G                 Page 5 of 6 Pages


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not Applicable.



Item 8.  Identification and Classification of Members of the Group.

                            Not Applicable.

Item 9.  Notice of Dissolution of Group.

                            Not Applicable.

Item 10. Certification.

                           Not Applicable.

CUSIP No. 29088W 10 3             Schedule 13G                 Page 6 of 6 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 6, 2004

                                            Allflex Holdings, Inc.


                                            By:  /s/ Michael R. Johnson
                                               --------------------------------
                                            Name:  Michael R. Johnson
                                            Title: Chief Financial Officer